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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Amendment No. 12

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Subject Company (issuer))

MOTOROLA, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

65333U 10 4
(CUISIP Number of Class of Securities)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)

$33,234,912	$3,058

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Next Level Communications, par value .01 (the "Shares"), not beneficially owned by Motorola, Inc. or its subsidiaries ("Motorola"), at a purchase price of $1.04 Share, net to the seller in cash. As of February 28, 2003, based on information provided by Next Level's financial advisors, there were 28,165,180 Shares on a fully diluted basis (treating as outstanding, options or share purchase rights subject to issuance at approximately $1.18 or less) not beneficially owned by Motorola or its subsidiaries.

(2)
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 10, 2003. Such fee is equals .0092 percent of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,800
Form or Registration No.:	Not applicable
Filing Party:	Motorola, Inc.
Date Filed:	January 27, 2003
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ ☐ ☒ ☒	third party tender offer subject to Rule 14d-1. issuer tender offer subject to Rule 13e-4. going-private transaction subject to Rule 13e-3. amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

CUSIP No.            65333U 10 4

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Motorola, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions). WC

5.	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e). ☐

6.	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		7.	Sole Voting Power. 196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

		8.	Shared Voting Power. 0

		9.	Sole Dispositive Power. 196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

		10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person. 196,008,238*

(Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

* In addition to this amount, Next Level Partners, LLC, and Spencer and Jacquelyn Segura, collectively, beneficially own 2,400,000 Shares, have agreed to tender their Shares into Motorola's tender offer.

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 89.67%

14.	Type Of Reporting Person (See Instructions) CO

        Amendment No.12 amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on January 27, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on February 4, 2003, Amendment No. 2 filed with the SEC on February 21, 2003, Amendment No. 3 filed with the SEC on February 26, 2003, Amendment No. 4 filed with the SEC on February 28, 2003, Amendment No. 5 filed with the SEC on March 3, 2003, Amendment No. 6 filed with the SEC on March 4, 2003, Amendment No. 7 filed with the SEC on March 5, 2003, Amendment No. 8 filed with the SEC on March 10, 2003, Amendment No. 9 filed with the SEC on March 17, 2003, Amendment No. 10 filed with the SEC on March 17, 2003 and Amendment No. 11 filed with the SEC on March 24, 2003 (as so amended, the "Schedule TO") by Motorola, Inc., a Delaware corporation ("Motorola"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level"), not owned by Motorola or its subsidiaries, at an increased purchase price of $1.18 per Share net to the seller in cash ("Offer Price"). The original offer is set forth in the in the Offer to Purchase dated January 27, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Amended Offer"), copies of which were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively to the Schedule TO. Capitalized terms used herein and not otherwise defined have the respecting meanings ascribed to them in the Offer to Purchase.

Item 1-3.

        N/A

Item 4. Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(1)(xx).

        In light of the change to price, the Offer is extended to and will expire at 5:00 p.m., New York City time, on Friday, April 11, 2003, unless the Offer is extended further.

Items 5-6

        N/A

Item 7. Source and Amount of Funds or Other Consideration

        As a result of the increased price, the total amount of funds required to purchase all outstanding Shares pursuant to the Offer has increased to approximately $33,234,912.

Items 8-10

        N/A

Item 11. Additional Information.

          (a)(5)(x)    On March 24, 2003, Next Level, Next Level Partners, LLC, and Spencer and Jacquelyn Segura dismissed with prejudice the litigation that they brought in an effort to stop the tender offer and entered into a settlement agreement with Motorola.

          (a)(5)(xi)    On March 23, 2003, Motorola and Next Level reached an agreement in principle with class action plaintiffs to settle all pending stockholder litigation in Delaware and California relating to Motorola's tender offer. This agreement is subject to court approval.

Item 12. Exhibits.

          (a)(1)(xx)    Text of Joint Press Release issued by Motorola and Next Level, dated March 24, 2003.

          (a)(5)(x)    Settlement Agreement, dated March 23, 2003, by and between Next Level, Next Level Partners LLC and Motorola.

          (a)(5)(xi)    Memorandum of Understanding, dated March 23, 2003.

Item 13. Information Required by Schedule 13E-3.

        Item 13 of the Schedule TO is hereby amended and supplemented by the following:

Items 1-3.

        N/A

Item 4. Terms of the Transaction.

        N/A

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 is amended and supplemented by the following:

        (c)  On March 23, 2003, Motorola and Next Level reached an understanding regarding Motorola's Offer to acquire the outstanding Shares of Next Level Motorola does not currently own. The understanding provides that Motorola will increase its tender offer price from $1.04 to $1.18 per share conditioned upon the positive recommendation of the Offer by Next Level's board of directors. A copy of Motorola's and Next Level's joint press release announcing the transaction is attached as Exhibit (a)(1)(xx) to this Amendment No 12.

        (d)  The text of the Press Release attached hereto as Exhibit (a)(1)(xx) is incorporated herein by this reference as it pertains to the intention of any officers and directors of Next Level to tender their Shares.

        (e)  On March 23, 2003, Next Level Partners, LLC, and Spencer and Jacquelyn Segura each committed to tender their Shares into Motorola's amended offer.

Item 12. The Solicitation or Recommendation.

        Reference is made to the Press Release attached as Exhibit (a)(1)(xx) hereto, which is incorporated herein by this reference.

Schedule 13D

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

        Reference is made to Item 11(e) of Schedule 13E-3 above.

        Reference is made to Item 5(d) of the Schedule TO/A above.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOTOROLA, INC.
	By:	/s/ DONALD F. MCLELLAN
	Name:	Donald F. McLellan
	Title:	Corporate Vice President & Director, Corporate Development
Date: March 24, 2003

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